82-3430

02015293

SUPPL

TIOMIN
RESOURCES INC.

02 FEB 22 AM 8:23

PRESS RELEASE

TSE: TIO

January 30, 2002

TIOMIN FILES MOTION TO DISMISS LAWSUIT IN KENYA

TORONTO, CANADA: Tiomin Kenya Ltd., a wholly owned subsidiary of Tiomin Resources Inc. which has been hampered by a spurious lawsuit filed in February 2001, has filed a motion in the High Court of Kenya at Mombasa for the dismissal of Civil Case No. 97 of 2001. This motion is expected to be heard by Justice Onyancha on February 19, 2002. Justice Onyancha replaced Justice Hayanga on this case on December 18, 2001.

To briefly recap:

On February 27, 2001, three Kenyan citizens instituted a suit against Tiomin Kenya Limited in the High Court of Mombasa claiming damages and requesting an injunction against the company carrying out further work in the project area. The three Kenyan citizens allegedly represented 203 farmers in their presentation to the Court. On February 28, 2001, Justice Hayanga of the High Court in Mombasa issued an ex parte 14-day work injunction on Tiomin Kenya Limited. This order prevents Tiomin from pursuing its exploration and development program in the project area and prohibits Tiomin from having any contacts with the local residents.

On November 1, 2001, the Maumba/Nguluku Joint Mining Executive Committee representing the communities affected by the Kwale project presented the following petition signed by over 300 local farmers to His Excellency President Moi, stating in part

"On February 27th 2001, an injunction was granted in the High Court of Mombasa which stopped Tiomin from continuing its exploration activities. The injunction was granted based on the filing of a lawsuit claiming to be on behalf of 203 farmers. None of us, the affected farmers were aware this suit was being presented, or agreed to have our names used in the suit. Since filing of the suit, more than 150 farmers have sworn affidavits requesting to have their names deleted."

The complete text of this petition is available on the Tiomin website (www.tiomin.com) Kwale project section.

In continuing the injunction in his September ruling, Justice Hayanga gave as primary reason that Tiomin had not submitted its Environmental Impact Assessment ("EIA") to the Government of Kenya. This issue never arose in court proceedings and Judge Hayanga never asked Counsel to clarify this point which could easily have been done. Tiomin confirms it has submitted the EIA to the government of Kenya, the company has applied for a review of the judgment made by Justice Hayanga and lodged appeal documents in the Kenya Court of Appeals.

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Justice Hayanga also awarded costs to the plaintiffs. The plaintiff's lawyers have tabled costs of Kshs 57 million (approximately C$1.2 million). Tiomin has obtained an ex parte order from a Mombasa Judge preventing the costs from being claimed based on the fact that this payment is premature as it should follow the final determination of the case as is stipulated under Kenyan law and legal precedent.

To summarize, Tiomin through its lawyers in Kenya has applied for a review of the judgment made by Justice Hayanga on September 21st. Tiomin has also applied for a staying of court costs as awarded to the plaintiffs in this same ruling. Lastly, Tiomin has now filed a motion to dismiss the entire case as the three plaintiffs clearly do not represent the community as alleged. All of these issues will now be heard by Justice Onyancha on February 19, 2002.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.

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